BearingPoint, Inc.
SUBMITTED VIA EDGAR
November 19, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Kevin Woody

Re:	BearingPoint, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File No. 001-31451
Dear Mr. Woody:
On behalf of BearingPoint, Inc. (“BearingPoint” or the “Company”), we are providing the following response to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Eddie R. Munson, dated November 6, 2008. For your convenience, we have retyped the text of the Staff’s comments and set forth our response immediately below each comment.
Form 10-K for the Fiscal Year Ended December 31, 2007
Financial Statements
Report of PricewaterhouseCoopers LLP, page F-3
1. We note your response to our prior comment one. Your response did not address our comment; thus, the comment will be reissued. As the auditor’s report does not include an explicit statement that the financial statements were audited, please tell us how the auditor’s report complies with paragraph 8(b) of AU Section 508. It appears this statement was removed when the audit report was carried forward from your 2006 Form 10-K.
Based on our conversation with you, we are reissuing our prior response, which we understand adequately responds to this comment.
Rule 2-02(a) of Regulation S-X and paragraph 8 of AU 508 of the Public Company Accounting Oversight Board’s interim standards each require the report of the independent registered public accounting firm to identify the financial statements that are the subject of the audit report. We understand the reason for this requirement is so investors and other users of the audited financial statements can clearly determine what information in the filing is covered by the auditor’s report.

The report of PricewaterhouseCoopers LLP (“PwC”) included in our 2007 Form 10-K identifies the 2006 and 2005 financial statements audited by referring to “...the accompanying index...,” which is located on page F-1. That index identifies each of the individual financial statements by name (e.g., the consolidated balance sheets at December 31, 2007 and 2006). We believe this presentation provides investors and others with an understanding of which portions of the 2007 Form 10-K are the subject of the audit report (i.e., the financial statements listed in the accompanying index). The PwC report clearly identifies that the periods audited were as of December 31, 2006 and for each of the two years in the period then ended.
We have discussed the Staff’s comment and our response with PwC who agreed with our response.
Notes to Consolidated Financial Statements
Performance Share Units, page F-44
2. We note your response to our prior comment five. We believe that you should disclose the risk-free rate and the expected volatility used in the Monte Carlo lattice-pricing in accordance with paragraph 64 and A240-A241 of SFAS 123(R). Please revise your disclosure in future filings to include this information.
In response to the Staff’s comment, we will revise our disclosure to include the risk-free rate and the expected volatility used in the Monte Carlo lattice-pricing in our next Form 10-K filing for the period ending December 31, 2008.
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The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

          Please do not hesitate to call Laurent C. Lutz, our Chief Legal Officer, at (773) 867-6200 or the undersigned at (703) 747-3000 if you have any questions or further comments regarding this filing or if you wish to discuss the above response.

Very truly yours,

BEARINGPOINT, INC.

By:	/s/ Kenneth A. Hiltz Kenneth A. Hiltz
Chief Financial Officer